Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE UK VERSION OF THE MARKET ABUSE REGULATION (EU 596/2014) AS IT FORMS PART OF UK LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018, AS AMENDED

8 July 2025

PureTech Health plc

PureTech Announces Board Change

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to changing the lives of patients with devastating diseases, today announces that Raju Kucherlapati, PhD, has stepped down from his role as a member and Chair of the Board of Directors.

“Raju has been an integral part of PureTech’s journey for almost two decades, and we are deeply grateful for his dedication and leadership,” said Bharatt Chowrira, PhD, JD, PureTech’s Chief Executive Officer. “On behalf of the board, I’d like to wish Raju all the best in his future endeavors.”

PureTech has appointed Sharon Barber-Lui, PureTech’s Audit Committee Chair, as Interim Chair of the Board of Directors. In collaboration with the Nominating Committee, Ms. Barber-Lui will lead the process to identify a new Chair of the Board of Directors and will engage with shareholders to gather input on the criteria and overall board evolution as part of the process.

Robert Langer, ScD, PureTech’s Co-founder and member of the board said, “Raju is a unique individual, an amazing scientist, and a great friend and mentor to so many people in the biotech industry. It has been an honor and a privilege to serve alongside Raju for so many years at PureTech. I speak for the entire board in thanking him for his many years of dedication and his outstanding contributions.”

During his tenure on the board, Dr. Kucherlapati helped guide PureTech from its startup phase into an established biotherapeutics company, which has an industry-leading track record of advancing breakthrough medicines, such as the recently FDA-approved Cobenfy™, and launching innovative Founded Entities, most recently, Seaport Therapeutics.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep portfolio through its experienced research and development team and its extensive network of scientists, clinicians, and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including three that have been approved by the U.S. Food and Drug Administration. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration-enabling studies. All of the underlying programs and platforms that resulted in this portfolio of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements that relate to our expectations around our therapeutic candidates and approach towards addressing major diseases, our intention to initiate a process to identify a new Chair of the Board of Directors, our future prospects, developments, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech

Investor Relations

IR@puretechhealth.com